EXHIBIT 2

GLOBAL SOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	As at September 30,	As at December 31,
	2012	2011
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$100,134	$81,903
Term deposits with banks	2,988	2,764
Financial assets, available-for-sale	7,651	13,250
Accounts receivables	4,197	4,711
Receivables from sales representatives	11,814	6,523
Inventories	297	230
Prepaid expenses and other current assets	25,573	20,895
	152,654	130,276
Non-current assets
Property and equipment	54,064	55,761
Investment properties	74,321	75,370
Intangible assets	34,919	11,946
Long term investment	100	100
Deferred income tax assets	311	325
Other non-current assets	3,363	2,552
	167,078	146,054
Total assets	$319,732	$276,330

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$10,801	$7,698
Deferred income and customer prepayments	103,589	101,841
Accrued liabilities	18,852	17,723
Income tax liabilities	2,559	714
	135,801	127,976
Non-current liabilities
Deferred income and customer prepayments	11,819	8,290
Deferred income tax liabilities	6,232	1,510
	18,051	9,800
Total liabilities	153,852	137,776

Equity attributable to Company’s shareholders
Common shares	520	518
Treasury shares	(150,089)	(150,089)
Other reserves	155,061	152,591
Retained earnings	147,682	126,653
Total Company shareholders’ equity	153,174	129,673
Non-controlling interests	12,706	8,881
Total equity	$165,880	$138,554
Total liabilities and equity	$319,732	$276,330

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue:
Online and other media services (Note 1)	$34,115	$36,669	$103,748	$104,612
Exhibitions	23,342	9,006	56,066	42,498
Miscellaneous	1,646	1,305	4,984	3,948
	$59,103	$46,980	$164,798	$151,058
Operating Expenses:
Sales (Note 2)	18,686	17,249	57,252	55,058
Event production	6,548	2,616	16,534	13,364
Community and content (Note 2)	8,172	7,859	24,068	24,648
General and administrative (Note 2)	10,647	10,315	32,225	28,939
Information and technology (Note 2)	3,326	3,294	9,965	9,537
Total Operating Expenses	$47,379	$41,333	$140,044	$131,546
Profit from Operations	$11,724	$5,647	$24,754	$19,512
Interest income	300	83	732	199
Share of loss of associate	-	-	(24)	-
Impairment loss on investment in associate	-	-	(302)	-
Profit before Income Taxes	$12,024	$5,730	$25,160	$19,711
Income tax expense	(1,514)	(633)	(2,050)	(1,157)
Net Profit	$10,510	$5,097	$23,110	$18,554
Net profit attributable to non-controlling interests	(2,305)	(1,134)	(2,081)	(967)
Net profit attributable to the Company’s shareholders	$8,205	$3,963	$21,029	$17,587
Basic net profit per share attributable to the Company’s shareholders	$0.24	$0.12	$0.62	$0.52
Shares used in basic net profit per share calculations	34,040,137	33,764,651	34,001,395	33,725,639
Diluted net profit per share attributable to the Company’s shareholders	$0.23	$0.11	$0.59	$0.50
Shares used in diluted net profit per share calculations	35,862,759	35,482,592	35,718,965	35,387,418

Note:	1. Online and other media services consists of:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Online services	$29,975	$30,378	$90,897	$87,480
Print services	4,140	6,291	12,851	17,132
	$34,115	$36,669	$103,748	$104,612

Note:	2. Non-cash compensation expenses associated with the several equity compensation plans and Global Sources Directors Share Grant Award Plan included under various categories of expenses are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Sales	$175	$186	$412	$530
Community and content	23	56	39	173
General and administrative	424	434	1,159	1,053
Information and technology	61	64	197	207
	$683	$740	$1,807	$1,963